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                                  CHIRON CORPORATION
                        SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN


                                      ARTICLE I
                                       PURPOSE

    This Plan is designed to restore to selected employees of Chiron Corporation and its affiliates certain benefits that cannot be provided under the Chiron 401(k) Plan. It shall be effective for compensation earned after December 31, 1997.

    This Plan is intended to be a plan that is unfunded and that is maintained by Chiron Corporation primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA").

                                      ARTICLE II
                                     DEFINITIONS

    In this Plan, the following terms have the meanings indicated below:

    2.01 "ACCOUNT" means a bookkeeping entry used to record supplemental deferrals and contributions made on a Participant's behalf under Article III of the Plan and interest credited to these supplemental deferrals and contributions under Article IV of the Plan. To the extent it considers necessary or appropriate, the Committee or its delegate shall maintain a separate subaccount for each type of supplemental deferral or contribution under the Plan or shall otherwise provide a means for determining that portion of an account attributable to each type.

    2.02 "AFFILIATE" means an entity other than the Company whose employees participate in the 401(k) Plan.

    2.03 "BENEFICIARY" means the person or persons, natural or otherwise, entitled to receive a Participant's vested Account if the Participant dies before distribution of his or her entire vested Account. A Participant's Beneficiary shall, at any time, be the person or persons then designated, whether affirmatively or by default, as the Participant's beneficiary under the 401(k) Plan. If the Participant no longer has a beneficiary under the 401(k) plan, the Participant may designate one or more primary Beneficiaries and one or more secondary Beneficiaries for purposes of this Plan. Any such designation will be made in writing pursuant to such procedures as the Committee may establish and delivered to the Committee before the Participant's death. The Participant may revoke or change this designation at any time before his or her death by following such procedures as the Committee may establish. If there is no effective Beneficiary designation on file when such a Participant dies, the Participant's vested Account will be distributed to the

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Participant's spouse if surviving at the Participant's death, or if there is no such spouse, the Participant's estate.

    2.04 "CHIRON 401(K) PLAN" means the Chiron Corporation 401(k) Plan, as amended from time to time.

    2.05 "CODE" means the Internal Revenue Code of 1986, as amended.

    2.06 "COMMITTEE" means the committee established pursuant to Article XIV of the Chiron 401(k) Plan, as constituted from time to time. The Committee has full discretionary authority to administer and interpret the Plan, to determine eligibility for Plan benefits, to select employees for Plan participation, and to correct errors. The Committee may delegate its duties and responsibilities and, unless the Committee expressly provides to the contrary, any such delegation will carry with it the Committee's full discretionary authority to accomplish the delegation. Decisions of the Committee and its delegate will be final and binding on all persons.

    2.07 "COMPANY" means Chiron Corporation.

    2.08 "COMPENSATION" means compensation as established pursuant to Article II of the Chiron 401(k) Plan, as constituted from time to time.

    2.09 "ELIGIBLE EMPLOYEE" means an officer of the Company or of an Affiliate at the level of Vice President (i.e., any position with a title that includes the term Vice President) or above who has been selected by the Committee for Plan participation. An individual will automatically cease to be an Eligible Employee on the earliest of (i) the date the individual ceases to be an officer of the Company or an Affiliate at the level of Vice President or above, (ii) the date specified by the committee for such cessation or (iii) the date the Plan is terminated.

    2.10 "MATCHING CONTRIBUTION" means a matching contribution pursuant to
Section 5.02 of the Chiron 401(k) Plan.

    2.11 "PARTICIPANT" means a current or former Eligible Employee who retains an Account.

    2.12 "PLAN" means this Chiron Corporation Supplemental Executive Retirement Plan, as amended from time to time.

    2.13 "PLAN YEAR" means the plan year defined in the Chiron 401(k) Plan.

    2.14 "RETIREMENT CONTRIBUTION" means a retirement contribution pursuant to Section 5.03 of the Chiron 401(k) Plan.

    2.15 "SALARY DEFERRAL" means a salary deferral pursuant to Section 5.01 of the Chiron 401(k) Plan.

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    2.16 "TERMINATION OF EMPLOYMENT" means termination of employment with the
Company and all Affiliates, other than by reason of death.

                                     ARTICLE III
                             DEFERRALS AND CONTRIBUTIONS

    3.01  SUPPLEMENTAL SALARY DEFERRALS.

         (a) ELECTIONS. In order to be eligible for supplemental salary deferrals for each Plan Year, an Eligible Employee must make an election to make Salary Deferrals for such Plan Year. Such election generally must be made before the calendar year in which the Compensation is earned, in accordance with such procedures as the Committee shall specify. However, if an individual first becomes an Eligible Employee during a Plan Year, an Eligible Employee may elect, within 30 days after he or she is first notified that he or she is eligible to participate in the Plan, to defer Compensation for services performed during that Plan Year and after the election. Elections will remain in effect for one Plan Year or, if the Committee so permits, all subsequent Plan Years during which the individual remains an Eligible Employee. Such election may be revoked, but any revocation cannot be made effective before the first day of the first Plan year beginning after the date the revocation is filed.

         (b) LATE ELECTION. If an Eligible Employee does not make a timely election for a Plan Year, no supplemental salary deferral will be made under the Plan on behalf of that Eligible Employee with regard to that election for that Plan Year.

         (c) AMOUNT. The amount of an Eligible Employee's supplemental salary deferral will be equal to the portion of the Salary Deferral otherwise elected by such Eligible Employee which could not be contributed to the Chiron 401(k) Plan due to the limitations of Code Sections 401(a)(17), 402(g)(1) and/or 415.

         (d) CREDITING. Supplemental salary deferrals will be credited to Eligible Employees' Accounts as of the date that the Salary Deferrals to which the supplemental salary deferrals relate would otherwise have been credited to the Chiron 401(k) Plan.

    3.02  SUPPLEMENTAL MATCHING CONTRIBUTIONS.

         (a) AMOUNT. The amount of an Eligible Employee's supplemental matching contribution for a Plan Year will be equal to the amount by which that Eligible Employee's Matching Contribution for that Plan Year was reduced due to the reduction of such Eligible Employee's Salary Deferral or Matching Contributions as a result of the Code Sections 401(a)(17), 402(g)(1) and/or 415; provided that supplemental matching contributions attributable to Salary Deferral reductions under the Chiron 401(k) Plan shall not be made unless supplemental salary deferrals equal to such reductions are made hereunder.

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         (b)  CREDITING.  Supplemental Matching Contributions will be credited to Eligible Employees' Accounts as of the date that the Matching Contributions to which the Supplemental Matching Contributions relate would otherwise have been credited to the Chiron 401(k) Plan.

    3.03  SUPPLEMENTAL RETIREMENT CONTRIBUTIONS.

         (a) AMOUNT. The amount of an Eligible Employee's supplemental retirement contribution for a Plan Year will be equal to the amount by which that Eligible Employee's Retirement Contribution for that Plan Year was reduced as a result of Code Sections 401(a)(17) and/or 415.

         (b) CREDITING. Supplemental retirement contributions will be credited to Eligible Employees' Accounts as of the date that the Retirement Contributions to which such Supplemental Retirement Contributions relate would otherwise have been credited to the Chiron 401(k) Plan.

                               ARTICLE IV
                                EARNINGS

    Interest will be credited to each Account at the end of each calendar quarter, in accordance with procedures approved by the Committee. The interest rate used will be based on the Moody's Corporate Bond Yield Average.
 The Corporate Bond Yield Average is equal to the average of the Moody's Corporate AAA, AA, A and BAA Bond Yield Averages, determined as of the first business day of that quarter. The first quarter for which interest will be credited is the calendar quarter beginning January 1, 1998.

                                ARTICLE V
                                 VESTING

    Participants will be 100% vested in that portion of their Accounts attributable to supplemental salary deferrals and supplemental matching contributions and will vest in that portion of their Accounts attributable to supplemental retirement contributions in the same manner that they vest in Retirement Contributions.

                               ARTICLE VI
                              DISTRIBUTIONS

    6.01 TERMINATION OF EMPLOYMENT. Eligible Employees must elect the manner in which their vested Accounts will be paid out upon Termination of Employment by following the procedures described below and by satisfying such additional requirements as the Committee may determine.

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         (a)  ELECTIONS.  When an Eligible Employee first confirms his or her initial participation in the Plan the Eligible Employee must elect, in writing, which of the distribution options described below will govern payment of the Eligible Employee's vested Account upon the Eligible
Employee's Termination of Employment. A Participant may change a distribution election with respect to his or her vested Account by submitting the change to the Committee, in writing, at least two calendar years before the Participant has a Termination of Employment. However, such a subsequent election will be valid only if Termination of Employment occurs more than two years after the date of such subsequent election.

         (b) GENERAL. Following Termination of Employment, the vested portion of a Participant's Account will be distributed, based on the Participant's election under (a) above, in a single lump sum within the 30 day period beginning 30 days after (and ending 60 days after) the date of (or, if elected by the Participant, the January 15 of the calendar year immediately following) the Participant's Termination of Employment.

         (c) RETIREMENT. If the Participant has reached age fifty-five (55) and has been employed by the Company for a period of at least ten (10) years at the time of Termination of Employment, payment may, if elected by such participant in lieu of the time and form of distribution set forth in (b) above, begin within the 30 day period beginning 30 days after (and ending 60 days after) a date elected by the Participant following Termination of Employment, but not later than the Participant's 65th birthday, and may be made in a single lump sum or in annual installments, not in excess of 10.
The amount of each installment will be the remaining balance of the Participant's vested Account divided by the number of installments remaining (including the installment to be made).

         (d) DEFAULT. If, upon a Participant's Termination of Employment, the Committee does not have a proper distribution election on file for that Participant, the vested portion of that Participant's Account will be distributed to the Participant in one lump sum within the 30 day period beginning 30 days after (and ending 60 days after) the Participant's Termination of Employment.

    6.02 DEATH. If a Participant dies with a vested amount in his or her Account, whether or not the Participant was receiving payouts from that Account at the time of his or her death, the Participant's Beneficiary will receive the entire vested amount in the Participant's Account within the 30 day period beginning 30 days after (and ending 60 days after) the Committee learns of the Participant's death and has verified the Beneficiary's right to payment.

    6.03 ACCELERATED DISTRIBUTIONS. Pursuant to the following restrictions, a Participant may accelerate the time and form of distribution:

         (a) HARDSHIP WITHDRAWAL. If a Participant has an immediate and heavy financial need (as defined by Section 8.06 of the Chiron 401(k) Plan) and has no other resources reasonably available to meet this need (as defined by Section 8.06 of the Chiron 401(k) Plan),

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the Participant may request a hardship withdrawal.  The total hardship withdrawal must be approved by the Committee, and shall be limited to the amount necessary to meet the financial need and to satisfy the Participant's tax liability with respect to such withdrawal, and in no event may such amount exceed that portion of the Participant's Account attributable to supplemental salary deferrals and supplemental matching contributions.

         (b) FORFEITURE. Absent a demonstration of immediate and heavy financial need described above in paragraph (a), a Participant may elect to receive 85% of his or her entire vested Account in an early distribution at any time upon 30 days written request, in which case the remaining fifteen percent (15%) of the Participant's entire vested Account shall be permanently forfeited.

    6.04 WITHHOLDING. The Company will deduct from Plan payouts, or from other compensation payable to a Participant or Beneficiary, amounts required by law to be withheld for taxes with respect to benefits under this Plan. The Company reserves the right to reduce any supplemental deferral or contribution that would otherwise be made under this Plan on behalf of a Participant to satisfy the Participant's tax withholding liabilities.

                               ARTICLE VII
                              PRIOR CCD PLAN

    This Plan shall supersede and replace the Ciba Corning Diagnostics Corp. Supplemental Executive Retirement Plan (the "CCD SERP") effective January 1, 1998, other than with respect to Supplemental Pension Plan Benefits thereunder. As a result, no further Supplemental Investment Plan Credits shall be made under the CCD SERP with respect to compensation earned after December 31, 1997 and all Supplemental Investment Plan Credits (including earnings thereon as of December 31, 1997) attributable to compensation earned by a Participant before January 1, 1998 shall be credited to such Participant's Account under this Plan effective January 1, 1998 and shall be subject thereafter to this Plan's provisions, including but not limited to this Plan's provisions relating to earnings (for periods after December 31, 1997) and distribution. However, that portion of an Account attributable to Supplemental Investment Plan Credits under the CCD SERP (including earnings thereon) shall vest in the same manner that the underlying qualified plan contributions (i.e. that they supplemented) vest under the 401(k) Plan. If such an individual would not otherwise be a Participant in this Plan effective January 1, 1998, he or she must elect no later than December 31, 1997, in accordance with such procedures as the Committee shall specify, the manner in which his or her vested Account will be paid out in accordance with
Article V of this Plan.

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                                     ARTICLE VIII
                                    MISCELLANEOUS

    8.01 LIMITATION OF RIGHTS. Participation in this Plan does not give any individual the right to be retained in the service of the Company or of any related entity.

    8.02 SATISFACTION OF CLAIMS. Payments to a Participant, the Participant's legal representative, or Beneficiary in accordance with the terms of this Plan will, to the extent thereof, be in full satisfaction of all claims that person may have hereunder against the Committee, the Company, and all Affiliates, any of which may require, as a condition to payment, that the recipient execute a receipt and release in a form determined by the Committee, the Company, or an Affiliate.

    8.03 INDEMNIFICATION. The Company and the Affiliates will indemnify and hold harmless the Directors, the members of the Committee, and employees of the Company and the Affiliates who may be deemed fiduciaries of the Plan, from and against any and all liabilities, claims, costs and expenses, including attorneys' fees, arising out of an alleged breach in the performance of their fiduciary duties under the Plan, other than such liabilities, claims, costs and expenses as may result from the gross negligence or willful misconduct of such persons. The Company and the Affiliates shall have the right, but not the obligation, to conduct the defense of such persons in any proceeding to which this Section applies.

    8.04 ASSIGNMENT. To the fullest extent permitted by law, benefits under the Plan and rights thereto are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of a Participant or a Beneficiary.

    8.05 INABILITY TO LOCATE RECIPIENT. If a benefit under the Plan remains unpaid for two years from the date it becomes payable, solely by reason of the inability of the Committee to locate the Participant or Beneficiary entitled to the payment, the benefit shall be treated as forfeited. Any amount forfeited in this manner shall be restored without interest upon presentation of an authenticated written claim by the person entitled to the benefit.

    8.06 AMENDMENT AND TERMINATION. The Company's Board of Directors may, at any time, amend or terminate the Plan. In addition, the Committee may amend the Plan (other than this Section 8.06), provided that no such amendment may cause any substantial increase in cost to the Company or to any Affiliate. Any amendment must be made in writing; no oral amendment will be effective. No amendment may, without the consent of an affected Participant (or, if the Participant is deceased, the Participant's Beneficiary), adversely affect the Participant's or the Beneficiary's rights and obligations under the Plan with respect to amounts already credited to a Participant's Account. Notwithstanding the foregoing, if the Plan is terminated, the Company's Board of Directors may determine that all Accounts will be paid out as soon as practicable thereafter in single sum payments.

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    8.07  APPLICABLE LAW.  To the extent not governed by Federal law, the
Plan is governed by the laws of the State of California. If any provision of the Plan is held to be invalid or unenforceable, the remaining provisions of the Plan will continue to be fully effective.

    8.08 NO FUNDING. The Plan constitutes a mere promise by the Company and the Affiliates to make payments in the future in accordance with the terms of the Plan. Participants and Beneficiaries have the status of general unsecured creditors of the Company and the Affiliates. Except to the extent provided below in Section 8.09, Plan benefits will be paid from the general assets of the Company and the Affiliates and nothing in the Plan will be construed to give any Participant or any other person rights to any specific assets of the Company or the Affiliates. In all events, it is the intention of the Company, all Affiliates and all Participants that the Plan be treated as unfunded for tax purposes and for purposes of Title I of ERISA.

    8.09 SALARY DEFERRAL TRUST. Plan benefits attributable to the supplemental salary deferrals of Participants shall be paid from the assets of a grantor trust (the "Trust") established by the Company to assist it in meeting its obligations and, to the extent that such assets are not sufficient, by the Company. The Trust shall conform to the terms of the Internal Revenue Service Model Trust as described in Internal Revenue Service Procedure 92-64.

    IN WITNESS WHEREOF, Chiron Corporation has caused this Plan to be executed by its duly authorized representative on the date indicated below.


/s/ EDWARD E. PENHOET                  11/14/97
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      SIGNATURE                         DATE

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